EXHIBIT 4.01
DESCRIPTION OF COHERENT CORP.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of August 29, 2023, Coherent Corp. (“Coherent”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are its common stock, no par value per share (“Common Stock”), and its 6.00% Series A Mandatory Convertible Preferred Stock, no par value per share (“Mandatory Convertible Preferred Stock”).
Description of Common Stock
The following description of our Common Stock is a summary as of August 29, 2023 and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated By-Laws (the “By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this description is a part. We encourage you to read the Articles of Incorporation, our By-Laws and the applicable provisions of the Pennsylvania Business Corporation Law (the “BCL”) for additional information.
Authorized Capital Shares
Our authorized capital shares consist of 300,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, no par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Stock are not entitled to cumulative voting of their shares in elections of directors.
Dividend Rights
Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor.
Liquidation Rights
In the event of a liquidation, dissolution or winding up of Coherent, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of our Preferred Stock.
Other Rights and Preferences
Holders of Common Stock have no preemptive or conversion rights or other subscription rights. Our Common Stock is not subject to any redemption or sinking fund provisions. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any then outstanding Preferred Stock.
Provisions in the Articles of Incorporation and the By-Laws
The Articles of Incorporation and the By-Laws contain provisions that could make Coherent a less attractive target for a hostile takeover and could make more difficult or discourage a merger proposal, a tender offer or a proxy contest.
Such provisions include:
• a requirement that shareholder-nominated director nominees be nominated in advance of the meeting at which directors are elected and that specific information be provided in connection with such nomination;
• the ability of Coherent’s Board of Directors to issue additional shares of Common Stock or Preferred Stock without shareholder approval; and
• certain provisions requiring supermajority approval (at least two-thirds of the votes cast by all shareholders entitled to vote thereon, voting together as a single class).

EXHIBIT 4.01
Listing
The Common Stock is traded on the New York Stock Exchange under the trading symbol “COHR.”

Description of Mandatory Convertible Preferred Stock
The following description of the Mandatory Convertible Preferred Stock is a summary as of August 29, 2023 and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Statement with Respect to Shares, which is filed as an exhibit to the Annual Report on Form 10-K of which this description is a part (the “Statement with Respect to Shares”). We encourage you to read the Articles of Incorporation, the applicable provisions of the BCL and the Statement with Respect to Shares for additional information.
On July 3, 2023, the New York Stock Exchange filed with the Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 (the “Form 25”). The withdrawal of the registration of the Mandatory Convertible Preferred Stock under Section 12(b) of the Exchange Act will take effect 90 days after the filing of the Form 25, or such shorter period as the SEC may determine.
For purposes of this description, references to:
• “the Company,” “us,” “we” or “our” refer to Coherent and not any of its subsidiaries;

• “Business Day” refer to any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close or be closed; and

• "close of business” refer to 5:00 p.m., New York City time, and “open of business” refer to 9:00 a.m., New York City time.
General
We previously issued 2,300,000 shares of Mandatory Convertible Preferred Stock, none of which are outstanding as of August 29, 2023.
Listing
We previously listed the Mandatory Convertible Preferred Stock on the New York Stock Exchange under the symbol “IIVI.” The removal of the Mandatory Convertible Preferred Stock from listing on the New York Stock Exchange became effective 10 days after the filing of the Form 25.
Dividends
Holders of the Mandatory Convertible Preferred Stock were entitled to receive, when, as and if declared by our board of directors, or an authorized committee thereof, only out of funds available to pay dividends (as defined below), in the case of dividends paid in cash, and shares of Common Stock legally permitted to be issued, in the case of dividends paid in shares of Common Stock, cumulative dividends at the rate per annum of 6.00% of the Liquidation Preference of $200.00 per share of the Mandatory Convertible Preferred Stock (equivalent to $12.00 per annum per share), payable in cash, by delivery of shares of our Common Stock or through any combination of cash and shares of our Common Stock, as determined by us in our sole discretion (subject to the limitations described below). Dividends on the Mandatory Convertible Preferred Stock were paid in cash quarterly on January 1, April 1, July 1 and October 1 of each year to, and including, July 1, 2023 commencing on October 1, 2020 (each, a “Dividend Payment Date”), at such annual rate.
Dividends on shares of Mandatory Convertible Preferred Stock converted into Common Stock ceased to accumulate on July 1, 2023.
Redemption
The Mandatory Convertible Preferred Stock was not be redeemable.

EXHIBIT 4.01
Liquidation Preference
In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock was entitled to receive a Liquidation Preference in the amount of $200.00 per share of the Mandatory Convertible Preferred Stock (the “Liquidation Preference”), plus an amount equal to accumulated and unpaid dividends on such shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our shareholders, after satisfaction of indebtedness and other liabilities to our creditors and holders of shares of any class or series of our capital stock ranking senior to the Mandatory Convertible Preferred Stock as to distribution rights upon our liquidation, winding up or dissolution and before any payment or distribution is made to holders of any class or series of our capital stock ranking junior to the Mandatory Convertible Preferred Stock as to distribution rights upon our liquidation, winding up or dissolution (including our Common Stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to (1) the Liquidation Preference, plus an amount equal to accumulated and unpaid dividends, whether or not declared, to, but excluding, the date fixed for such liquidation, winding-up or dissolution, on the shares of Mandatory Convertible Preferred Stock and (2) the liquidation preference of, and the amount of accumulated and unpaid dividends, whether or not declared, to, but excluding, the date fixed for such liquidation, winding-up or dissolution, on the shares of all Parity Stock were not paid in full, all holders of the Mandatory Convertible Preferred Stock and all holders of any such Parity Stock would have shared equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to accumulated and unpaid dividends (if any) to which they were entitled. After payment of the full amount of the Liquidation Preference and an amount equal to accumulated and unpaid dividends to which they were entitled, the holders of the Mandatory Convertible Preferred Stock would have had no right or claim to any of our remaining assets.
Voting Rights
The holders of the Mandatory Convertible Preferred Stock did not have voting rights, except as specifically required by Pennsylvania law or by the Articles of Incorporation from time to time.
Mandatory Conversion
Pursuant to the terms of the Mandatory Convertible Preferred Stock, all 2,300,000 shares of Mandatory Convertible Preferred Stock that were outstanding on July 3, 2023 automatically converted into shares of Common Stock at a rate of 4.4523 shares of Common Stock for each share of Mandatory Convertible Preferred Stock.